UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  000-27476

CoolBrands International Inc.

(Exact name of registrant as specified in its charter)

210 Shields Court, Markham, Ontario, Canada L3R 8V2, (905) 479-8762

(Address, including zip code, and telephone number, including area code, of principal executive offices)

Common

(Title of each class of securities covered by the Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities and Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐

(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(e) ☐

(for debt securities)	(for prior Form 15 filers)

TABLE OF CONTENTS

PART I

Item 1.	Exchange Act Reporting History
Item 2.	Recent United States Market Activity
Item 3.	Foreign Listing and Primary Market
Item 4.	Comparative Trading Volume Data
Item 5.	Alternative Record Holder Information
Item 6.	Debt Securities
Item 7.	Notice Requirement
Item 8.	Prior Form 15 Filers

PART II

Item 9.	Rule 12g3-2(b) Exemption

PART III

Item 10.	Exhibits
Item 11.	Undertakings

PART I

Item 1	Exchange Act Reporting History

CoolBrands International Inc. (“CoolBrands” or the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Exchange Act on March 18, 1998 as the result of the merger of a wholly-owned subsidiary of the Company with Integrated Brands, Inc. As a result of the merger, former shareholders of Integrated Brands, Inc. exchanged their shares for either Multiple Voting shares or Subordinate Voting shares of the Company.

On May 31, 2007, the Company completed a share reorganization wherein the Multiple Voting shares and the Subordinate Voting shares were exchanged, on a one for one basis, for Common Shares. References in this Form 15 to Common Shares refer to trading in both the Subordinate Voting shares (up to May 31, 2007) and Common Shares (subsequent to May 31, 2007).

CoolBrands has filed or submitted all reports required under Exchange Act 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form and has filed at least one annual report under Section 13(a).

Item 2	Recent United States Market Activity

CoolBrands has not sold its securities in the United States in a registered offering under the Securities Act of 1933.

Item 3	Foreign Listing and Primary Trading Market

CoolBrands Common Shares are traded on The Toronto Stock Exchange in Toronto, Ontario, Canada. The Toronto Stock Exchange constitutes the primary trading market for the Company’s Common Shares.

The Company’s initial listing on The Toronto Stock Exchange was on March 13, 1995 and CoolBrands has maintained its listing on the Toronto Stock Exchange for at least 12 months preceding the filing of this Form.

The percentage of trading of the Company’s Common Shares that occurred on The Toronto Stock Exchange during the 12 month period from October 1, 2006 to September 30, 2007 was 99.3%.

Item 4	Comparative Trading Volume Data

The Company is relying upon Rule 12h-6(a)(4)(i) in order to allow for the termination of its duty to file reports under the Securities Exchange Act of 1934. Accordingly, under the terms of Rule 12h-6(a)(4)(i) the Company provides the following information:

A.	The first and last days of the recent 12-month period used to meet the requirements of the rule are October 1, 2006 and September 30, 2007.
B.	For the 12 month period ended September 30, 2007, the average daily trading volume of the Company’s securities in the United States was 1,461 shares and on a worldwide basis was 211,972 shares.
C.	For the 12 month period ended September 30, 2007, the average daily trading volume in the United States as a percentage of the average daily trading volume on a worldwide basis was 0.7%.

D.	CoolBrands has not delisted its Common Shares from a national securities exchange or inter-dealer quotation system in the United States.
E.	CoolBrands has not terminated a sponsored American depository receipt (ADR) facility regarding its Common Shares.
F.
The sources used to gather the trading volume information were Thompson Financial for the trading in the United States and Bloomberg for trading on The Toronto Stock Exchange. Different sources were used to gather the trading data as we were not able to easily gather the data for the period covered in the calculation from one source.

Item 5	Alternative Record Holder Information

Not applicable.

Item 6	Debt Securities

Not applicable.

Item 7	Notice Requirement

CoolBrands has published notice of its intent to terminate its duty to file reports under section 13(a) or 15(d) of the Exchange Act on October 26, 2007.

This notice was published by Canada Newswire through its Investor Research Wire, First Call Network, Metro New York and Databases in the United States and the Company has submitted Form 6-K dated October 26, 2007.

Item 8	Prior Form 15 Filers

Not applicable.

PART II

Item 9	Rule 12g3-2(b) Exemption

CoolBrands publishes the information required under Rule 12g3-2(b)(1)(iii) on the SEDAR (System for Electronic Document Analysis and Retrieval) electronic information delivery system in Canada. The website may be accessed at www.sedar.com.

PART III

Item 10	Exhibits

No exhibits are attached to this Form.

Item 11	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
The average daily trading volumes of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i); or

(2)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h.

Signature:

      Pursuant to the requirements of the Securities Exchange Act of 1934, CoolBrands International Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, CoolBrands International Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

CoolBrands International Inc.
(Registrant)

By: “Michael Serruya”
Name: Michael Serruya
Title: President and CEO
Date: October 29, 2007